EXHIBIT 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Blue Moon Metals Inc. (the “Company”) on Form 40-F for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frances Kwong, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 23, 2026

/s/ Frances Kwong
Name:	Frances Kwong
Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)